UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Ship Finance International Limited (the "Company") dated March 20, 2007, announcing the Company's acquisition of three new building seismic vessels including complete seismic equipment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                        Ship Finance International Limited



Dated:  March 21, 2007                  By /s/ Lars Solbakken
                                           ------------------------------------
                                             Name:  Lars Solbakken
                                             Title: Chief Executive Officer
                                                    Ship Finance Management AS

                                  Exhibit 99.1

SFL - Acquisition of three newbuilding seismic vessels and 12 year charters to SCAN Geophysical ASA

Press release from Ship Finance International Limited, March 20, 2007

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to acquire three new building seismic vessels from SCAN Geophysical ASA ("SCAN" or the "Charterer") based on a total delivered price of $210 million, or $70 million per vessel, including complete seismic equipment.

SCAN is a seismic data acquisition company, with a current fleet of three seismic vessels in addition to the vessels Ship Finance has agreed to acquire. SCAN is listed on the OTC-list in Norway with a market capitalization of approximately $270 million, and the management team has extensive experience in the offshore seismic market. A listing on the Oslo Stock Exchange is expected during 2007.

The vessels are being constructed at the ABG Shipyard in India and delivery is scheduled in January, April and July 2008. The vessels are purpose built, specifically designed for efficient 3D seismic acquisition with high streamer capacity with 10 tow points and streamer lengths of up to 10 km (for 8 streamer configuration). SCAN plans to deploy the vessels in the high end 3D contract seismic market to third party clients internationally within the oil and gas industry. Currently, the market for modern 3D seismic vessels is very strong.

Ship Finance is financing the transaction by a senior loan facility of $120 million ($40 million per vessel) and an equity contribution of $30 million ($10 million per vessel). SCAN will provide a non-interest bearing seller's credit of $60 million ($20 million per vessel).

Upon delivery from the shipyard, the vessels will commence 12 year bareboat contracts to SCAN, and the charter rate per vessel payable to Ship Finance to service the net investment of $50 million per vessel is agreed to be approx.:

Year 1-3:         $26,500 per day
Year 4-6:         $24,500 per day
Year 7-12:        $10,000 per day

The seller's credit from SCAN will be fully amortized over the first 6 years after delivery through a non-cash additional charter rate of $9,132 per day per vessel.

The Charterer has been granted fixed price purchase options for each of the vessels after 6, 10 and 12 years at approx. $20 million, $14 million and $9 million, respectively. The charter contracts are on bareboat basis and SCAN will therefore be responsible for all operating and maintenance costs during the charter period.

During the first 6 years of the charters, the annual repayment of debt for the three vessels is approx. $13.7 million ($4.57 million per vessel), giving an average annual net cash contribution after estimated interest expense and debt repayment of approx. $0.12 per share.

Similar to all our recent acquisitions, the purchase of the vessels and corresponding financing will be in separate subsidiaries, and Ship Finance's guarantee obligation will be $16.3 million per vessel prior to delivery, reducing to $10 million per vessel after delivery from the shipyard.

This transaction is another verification of the Company's strategy to diversify both the asset base and customer portfolio. There is a high activity level in the offshore related markets with significant cashflows and there is a positive market outlook. We therefore anticipate further growth opportunities in this segment.

Including newbuildings and adjusted for announced sales, the Company's fleet will consist of 60 vessels, essentially all on medium to long term charters.


March 20, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243


SK 23153 0001 757863